September 21, 2011

Daniel Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Schedules TO-T filed September 1, 2011 by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers, for Apple REIT Eight, Inc., File No. 005-86257, Apple REIT Seven, Inc., File No. 005-86258, and Apple REIT SIX, Inc., File No. 005-86386

Dear Mr. Duchovny:

Thank you for your letter dated September 12, 2011, regarding our recent Schedules TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.
The Offers disclose that the “Purchasers have an aggregate of approximately $30 million in total assets at their disposal to fund payment to selling Shareholders.”  This statement refers to the Purchasers’ assets that are available to fund the payments to selling Shareholders in each offer.  The Purchasers’ assets are far greater than $30 million; that is simply the amount available to fund the purchases in that offer.  Thus, the Purchasers’ have, in total, sufficient assets to fund payment to any and all selling shareholders.  However, we note that the Staff’s concern may also be mitigated by the fact that we are also amending the offers to reduce by a factor of 10 the number of shares we are offering to purchase, because the Purchasers have determined that 500,000 shares in each offer should be more than enough to enable all shareholders to sell who wish to sell at this price.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments. Thanks.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mpfi.com